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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

May 6, 2014

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Geoff Kruczek, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Echo Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 24, 2014
File No. 001-35218

Soliciting Materials Filed Pursuant to Rule 14a-12
Filed on April 23, 2014
File No. 001-35218

Dear Mr. Kruczek:

At the request of and on behalf of our client, Echo Therapeutics, Inc., a Delaware corporation (“Echo” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated April 30, 2014 (the “Comment Letter”), with respect to the above-referenced filings. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Echo today filed an amended Preliminary Proxy Statement on Schedule 14A via EDGAR (using tag PRER14A) containing the revisions described in this letter (the “Amended Filing”).  Page references in the response below refer to the Amended Filing.

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 6, 2014

Preliminary Proxy Statement

Notice

1.
Staff Comment: We note that the notice of the meeting states that one of the purposes of the meeting is to “transact such other business, if any, as may properly come before the meeting or any adjournment thereof.” We also note the disclosure that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise the disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

Response: Echo hereby confirms to the Staff that it is not presently contemplating adjourning the 2014 Annual Meeting to solicit for additional proxies and also confirms that it understands the limitations on the discretionary authority conferred by a proxy that exist pursuant to Rule 14a-4 of the Exchange Act.

Who will solicit proxies on behalf of the Board?, page 6

2.
Staff Comment: We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Response: Echo confirms to the Staff its understanding that all written soliciting materials, including any scripts to be uses in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Background of the Proxy Contest, page 8

3.
Staff Comment: Please revise the entry for April 3, 2014 to clarify that the Platinum Group’s nominees, while nominated by the Platinum Group, would be subject to fiduciary obligations to the company’s shareholders rather than serve as representatives of Platinum Group’s interests alone.

Response: In response to the Staff’s comment, in the Amended Filing, the following revised disclosure has been added on page 8:

“If Shepard M. Goldberg was elected to the Board at the 2014 Annual Meeting, Platinum would have caused two individuals to be appointed or elected to the Board, both of whom would be required to comply with fiduciary obligations to all stockholders”

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 6, 2014

4.
Staff Comment: Please revise to disclose the substance of your press release dated April 22, 2014, as included in your April 23, 2014 filing pursuant to Rule 14a-12, which discussed the prior filing on definitive form, changing of the meeting and record dates and discarding proxies you previously received.

Response: In response to the Staff’s comment, the following revised disclosure has been included on page 8:

“On April 22, 2014, Echo issued a press release commenting on the proxy statement filings made with the SEC by Platinum confirming that it intends to conduct a proxy contest in connection with the 2014 Annual Meeting and indicating that, accordingly, Echo would be filing revised proxy materials with the SEC commenting on Platinum’s opposing solicitation, including a preliminary proxy statement and a revised form of WHITE proxy card. Echo also announced in such press release that, to allow sufficient time for stockholders to receive and review these revised proxy materials, the date of the 2014 Annual Meeting would be rescheduled and a new record date for determining stockholders entitled to notice of, and to vote at, the 2014 Annual Meeting would be set.  Echo indicated that it would announce both such dates prior to its mailing to stockholders of the revised proxy materials. In addition, Echo also advised stockholders to discard the proxy materials that they may have already received from Echo and that, in order for stockholders to vote on the WHITE proxy card in support of the candidates nominated by the Echo Board, stockholders would be required to complete the revised form of WHITE proxy card that would be mailed to them or vote electronically as provided on the revised form of WHITE proxy card.”

5.	Staff Comment: Please revise to clarify the “certain” representatives, actions and members referenced throughout this section.

Response: In response to the Staff’s comment, the references to “certain” representatives, actions and members have been clarified.

6.
Staff Comment: Please revise to clarify why Shepard Goldberg did not meet the nomination policy to which you refer. Please also revise to clarify when the Nominating and Governance Committee interviewed Shepard Goldberg and whether the process followed in this instance was similar in length and tenor to the evaluation of prior candidates to your board.

Response: In response to the Staff’s comment, the following revised disclosure has been included on page 8:

“On January 31, 2014, the Board’s Nominating and Governance Committee informed Shepard M. Goldberg that the Board, after interviewing Mr. Goldberg and reviewing his credentials and the information he had submitted to the Board in connection with his candidacy, had determined that he did not meet the Echo Board’s criteria for membership. The Nominating and Governance Committee noted that, in reaching its determination, it considered, among other issues, the following: (i) that the majority of Mr. Goldberg’s career was spent with a small, privately-held heating / swimming pool products company; (ii) that Mr. Goldberg had relevant industry experience, (iii) that the only executive-level public company experience that Mr. Goldberg had was working for his first-cousin Dr. Goldberg; (iv) that the only board experience that Mr. Goldberg had was at companies where either Dr. Goldberg or Platinum was an investor; and (v) that potential effect of Mr. Goldberg’s familial relationship with Dr. Goldberg as well as his past and present professional relationships with him and with Platinum on his ability to represent the interests of Echo and all of its stockholders.  The Board also noted Mr. Goldberg’s unwillingness to provide the information requested in the supplemental confidential nominee questionnaire.  The Board believes that the process it followed in evaluating Mr. Goldberg’s candidacy, including the information sought, the time expended on reviewing his candidacy and the length of the process was substantially similar to the process it would follow with any candidate recommended to it by a third party, particularly where there existed the potential for conflicts of interests to arise that would need to be addressed.”

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 6, 2014

7.
Staff Comment:  Please revise to disclose any material discussions and negotiations between the Platinum Group and the Company between the nomination of Shepard Goldberg in December 2013 and the February 27, 2014 settlement. Currently, it appears that the nomination was made, a complaint was filed and answered and the lawsuit was settled without any communication between the parties, aside from the committee interview and rejection of Shepard Goldberg.

Response: In response to the Staff’s comment, additional disclosure has been provided regarding the material discussions and negotiations between the Platinum Group and Echo between the nomination of Shepard M. Goldberg in December 2013 and the February 27, 2014 settlement.

8.
Staff Comment: We note your disclosure in soliciting materials filed on April 29, 2014 that the board has formed a special committee. Please disclose that fact here and describe the authority given to the committee.

Response: In response to the Staff’s comment, the following revised disclosure has been included on page 8:

“On April 22, 2014, the Board formed a Special Committee, composed of all Board members other than Michael M. Goldberg, M.D. to respond, on behalf of Echo, to the Platinum Group’s proxy contest. The Special Committee was formed to minimize the possibility of a conflict of interest given Dr. Goldberg’s historical relationship with the members of the Platinum Group and that he was appointed to the Board as the Platinum Board Designee, together with the fact that he is the first-cousin and a longtime business associate of Mr. Goldberg.  The Special Committee has been delegated full authority by the Board to take all action that it determines to be necessary or appropriate to respond, on behalf of Echo, to the Platinum Group’s solicitation.”

Proposal No. 1. Election of Directors, page 12

9.	Staff Comment: Please disclose why you recommend that security holders vote for your nominees and not for Platinum Group’s nominee.

Response: In response to the Staff’s comment, the following revised disclosure has been included on page 12:

“Your Board believes that stockholders should vote on the WHITE proxy card for its slate of director nominees, Robert F. Doman and Michael M. Goldberg, M.D., as it believes that it has recommended a more qualified slate of nominees than has been proposed by the Platinum Group, particularly when Mr. Doman’s 30 years of executive level, international and domestic management, business development, commercialization, product development and strategic planning experience with specific concentrations in medical devices and pharmaceuticals is compared with the two decades that Platinum’s nominee, Shepard M. Goldberg, spent in the swimming pool supply industry and Mr. Goldberg’s lack of experience in the medical device industry. Each of your Board’s nominees was recommended to the Board by the Nominating and Governance Committee and was approved by the Board. The recommendations of your Board are based on its carefully considered judgment that the experience, record and qualifications of each of its nominees.”

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 6, 2014

Annex A, page 35

10.	Staff Comment: Please provide us with the statement from each participant required by Item 5(b)(1)(iii) of Schedule 14A.

Response: In response to the Staff’s comment, the following revised disclosure has been included in Annex A on page 35:

“During the past ten years, no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).”

Soliciting Material Filed Pursuant to Rule 14a-12

11.
Staff Comment: We note the press release is dated April 22 while this filing was made on April 23, 2014. Please ensure future soliciting material under Rule 14a-12 is filed on the date of first use. See Rule 14a-12(b).

Response: Echo confirms its understanding of the requirements of Rule 14a-12(b). In response to the Staff’s comment, Echo hereby advised the Staff that the press release was issued at approximately 5:30 p.m. ET and, in accordance with Rule 14a-12(b) and Rule 13 of Regulation S-T, with respect to communications occurring outside of the official business hours of the SEC, was filed with the SEC as soon as practicable on the next business day.

12.
Staff Comment: The press release implies that Platinum’s nominee will not act in the interests of all stockholders. We also note the statement that Platinum is attempting to advance its own agenda. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9.

Response: Platinum has indicated to Echo that it wants Echo to stop any further debt or equity financings because it is concerned that such financings would be dilutive to Platinum’s 19.9% equity interest, even though it may be in the interest of all stockholders that Echo retain the ability to consider additional financings as necessary or appropriate. Platinum confirms its position in its proxy statement on page 4 where it states the following as one of the reasons for its solicitation:

“Given the frequency the Company has conducted dilutive financings over the past three and a half years, which has been noted by a public analyst, we are extremely concerned that the Company will conduct another dilutive equity financing in the near future. Since November 2010, the Company has entered into no fewer than SIX equity financings, including TWO within a span of six months in 2013. In fact, at the end of last year the Company was aiming to sell up to 3,225,806 units (consisting of a share of Common Stock and warrants to purchase additional Common Stock) almost one-third of the Company’s outstanding stock at the time.”

*   *   *   *   *   *

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 6, 2014

In connection with these responses to the Staff’s comments, Echo acknowledges that:

• Echo is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Echo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *   *

We appreciate the Staff’s review of Echo’s filing. If you have any questions regarding the Amended Filing or these responses, please telephone the undersigned or Joanne R. Soslow of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to Echo, at (202) 239-3679 and (215) 963-5262, respectively. Our e-mail addresses are keith.gottfried@alston.com and jsoslow@morganlewis.com. Facsimile transmissions may also be sent to us at (202) 654-4879 and (215) 963-5001, respectively.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:           Kimberly A. Burke, Esq. (General Counsel) – Echo Therapeutics, Inc.
Joanne R. Soslow, Esq. – Morgan, Lewis & Bockius, LLP